

October 5, 2012

Via E-mail
Mr. Samuel A. Greco
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

      Re: **CareView Communications, Inc.**
                   Form 10-K for Fiscal Year Ended December 31, 2011
                   Filed March 15, 2012
                   Form 10-Q for Fiscal Quarter Ended June 30, 2012
                   Filed August 8, 2012
                   Response dated September 27, 2012
                   File No. 000-54090

Dear Mr. Greco:

We have reviewed your response dated September 27, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

1. We note your response to comment 1 from our letter dated September 13, 2012. It appears that the agreement with Hospital Management Associates, Inc. is a contract upon which your business is substantially dependent. Please file the agreement or tell us more specifically why you believe you are not required to file it under Item 601(b)(10)(i) or (ii) of Regulation S-K. If appropriate, you may request confidential treatment pursuant to Rule 24b-2 for portions of the agreement when you file the agreement as an exhibit.

Refer to Staff Legal Bulletin 1A regarding submissions of confidential treatment requests, which is available on our website at http://www.sec.gov/interps/legal/slbcf1r.htm.

Form 10-Q for the quarter ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 29

2.   We note your response to comment 12 from our letter dated September 13, 2012 and your proposed disclosure. In your discussion, please address more specifically your long-term liquidity. That is, discuss whether you believe you have sufficient financial resources to fund your operations for at least the next twelve months.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director